Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Commission File No.: 1-09741

News Release
ALLERGAN EXTENDS EXPIRATION DATE OF EXCHANGE OFFER FOR INAMED CORPORATION
IRVINE, Calif., December 16, 2005 — Allergan, Inc. (NYSE: AGN) today announced that it has extended the expiration date of its exchange offer for all outstanding shares of common stock of Inamed Corporation (NASDAQ: IMDC). The exchange offer will now expire at 5:00 p.m. Eastern Time on Monday, January 9, 2006. The exchange offer was previously scheduled to expire at 12:00 midnight, Eastern Time, on Tuesday, December 20, 2005. Approximately 1,147,000 shares, or 3.2% of Inamed’s outstanding common stock, were tendered as of the close of business today.
In the offer, Allergan will exchange for each outstanding share of common stock of Inamed, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration as described in Allergan’s Form S-4 initially filed with the Securities and Exchange Commission (SEC) on November 21, 2005, and subsequently amended, so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
Allergan also announced that it has received a request for additional information, referred to as a second request, from the Federal Trade Commission, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, in connection with the transaction. The second request extends the initial 30-day waiting period under the HSR Act that expired yesterday. Allergan has been working with the Federal Trade Commission staff concerning the divestiture of Reloxin® and had anticipated the issuance of the second request as part of that process. Allergan does not expect the second request to result in a material delay in consummation of the transaction.
To learn more about Allergan’s proposed offer for Inamed and the details of the transaction, please go to the Allergan website www.Allergan.com.
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts and other’s projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed business combination transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.
Contact Information

Amy Bilbija or Dan Burch, MacKenzie Partners	212-929-5500 or 800-322-2885
Allergan Investor Relations	714-246-4636
Allergan Media Relations	714-246-5134
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